EXHIBIT 12

THE LIMITED, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands except ratio amounts)

	Twenty-six weeks Ended
	July 29, 2000	July 31, 1999
Adjusted Earnings
Pretax earnings	$251,523	$185,933
Portion of minimum rent ($340,773 in 2000 and $355,113 in 1999) representative of interest	113,591	118,371
Interest on indebtedness	26,679	36,949
Minority interest	26,756	22,489

Total earnings as adjusted	$418,549	$363,742

Fixed Charges
Portion of minimum rent representative of interest	$113,591	$118,371
Interest on indebtedness	26,679	36,949

Total fixed charges	$140,270	$155,320

Ratio of earnings to fixed charges	2.98x	2.34x